82-34

Santos Ltd
ABN 8000 7550 923
Santos House Level 29
91 King William Street
Adelaide South Australia 5000
GPO Box 2455
Adelaide South Australia 5001
Telephone: (08) 8218 5111
International: 61 8 8218 5111
Investor Relations
Facsimile: 61 8 8218 5131

03 OCT 31 AM 7:21

Santos

[redacted]

03037110

SUPPL

Date: Tue 28 Oct 2003 08:14:31 PM EST

To:
SECURITIES EXCHANGE COMMISSION

From: SANTOS LTD
SANTOS HOUSE
91 KING WILLIAM STREET
ADELAIDE SA 5000

Subject: Santos - Third Quarter Activities Statement

PROCESSED
NOV 06 2003
THOMSON
FINANCIAL

Number of pages (incl. cover sheet): 10

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Santos

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newsrelease

29 October 2003

Sales revenue for 9 months up 2.2% to $1.1 billion

Santos Limited today reported that total sales revenue rose 2.2% to $1102 million in the nine months ended 30 September 2003 from $1078 million in the previous corresponding period.

Total sales volumes in the third quarter of 2003 were steady at 15.3 million barrels of oil equivalent (mmboe) compared with the previous corresponding quarter.

Total production for the three months was down by 5.3% driven by lower gas production and total revenue declined by 4.7% primarily due to lower realised AUD oil prices.

Sales gas and ethane sales volumes and revenue were a record for any quarter in the Company's history with quantities increasing by 1.7% to 64.1 Petajoules (PJ) and revenue by 6.6% to $196.1 million.

Continued success in the oil optimisation program drove a 13.3% increase in oil production to 2.9 million barrels when compared with the second quarter of 2003.

"The increase in oil production is particularly pleasing with total production increasing for the third consecutive quarter, said Santos' Managing Director, Mr John Ellice-Flint.

"This was largely due to the successful Legendre North infill development well and ongoing oil initiatives in the Cooper Basin."

Santos Limited is a major Australian oil and gas exploration and production company with interests in all Australian hydrocarbon provinces. The Santos Group also operates in the USA, Indonesia and PNG.

FOR FURTHER INFORMATION PLEASE CONTACT:

Media enquiries:
Kathryn Mitchell
Santos Limited
(08) 8218 5260 / 0407 979 982
kathryn.mitchell@santos.com

Investor enquiries:
Mark Kozned
Santos Limited
(08) 8218 5939 / 0407 747 908
mark.kozned@santos.com

Santos stock symbols: STO (Australian Stock Exchange), STOSY (NASDAQ ADR)

STOCK EXCHANGE ACTIVITIES REPORT FOR QUARTER ENDING 30 SEPTEMBER 2003.

(Unless otherwise indicated, all comparisons are made against 2002 third quarter)

1. PRODUCTION AND SALES

Total production for the third quarter of 2003 was 14.4 million barrels of oil equivalent (mmboe) compared with 15.2 mmboe in the previous corresponding period.

Total sales volumes of 15.3 mmboe were unchanged from the third quarter of 2002.

Total sales revenue for the third quarter was $386.4 million compared with $405.4 in the corresponding quarter of 2002. Lower revenue is largely attributable to a 12.0% decline in the realised oil price to A$42.78 per barrel from A$48.60, partly offset by increased gas and LPG sales volumes.

Sales Gas and Ethane

Gas and ethane sales volumes were up by 1.7% to 64.1 Petajoules (PJ) (+1.1 PJ) due in part to the commencement of new gas sales from East Spar to Alinta. Sales revenue from gas and ethane was 6.6% higher, at $196.1 million, a record for Santos.

Third quarter sales gas and ethane production fell from 61.7 PJ to 59.5 PJ. Cooper Basin production was 42.0 PJ (-3.0 PJ) due to lower demand by electricity generators and the closure of the Port Stanvac refinery. East Spar gas production declined to 4.1 PJ (-1.3 PJ) due to repayment of gas bank borrowings by the Harriet Joint Venture in accord with the Condensate Acceleration Agreement. Otway and Gippsland Basin production increased to 4.4 PJ (+1.2 PJ) due to optimisation of the onshore Otway fields and new production from the Patricia Baleen field. In eastern Queensland, production increased to 3.4 PJ (+0.5PJ) reflecting increased production from the Scotia field.

Oil Production

Oil production during the quarter increased by 13.3% compared with the second quarter of 2003. Cooper Basin oil production was 16.9% higher than in the second quarter due to production from the Pelican oil field, other development activities and continued good results from oil production optimisation initiatives. Production from Legendre increased by 56.9% to average 35,458 barrels of oil per day (bopd) (7,999 bopd Santos share) compared with 22,849 bopd (5,155 bopd Santos share) due to the Legendre North 4H infill development well contributing a full quarter of production. Production from the Stag oilfield was down in the third quarter due to

continued workovers of the Stag 10H well. Oil production from the Stag field is expected to average 8,500 bopd (Santos share) in the fourth quarter.

Sales volumes for crude oil were 5.6% higher than in the second quarter of 2003 due to the timing of liftings. Sales revenue from oil increased by 9.3%, from $112.4 million in the second quarter to $122.9 million in the third quarter of 2003. The average realised oil price for the third quarter was A$42.78 (US$28.42) per barrel, 3.6% higher than the 2003 second quarter of A$41.30 (US$27.12), largely due to the increase in the realised US dollar price partially offset by the appreciation of the Australian dollar.

Condensate

Condensate production was 791,400 barrels, 7.0% lower than the 2002 third quarter mainly due to production from fields with lower liquids yields in the onshore Otway Basin and a reduction in gas production from the East Spar facility. Condensate revenue decreased by 14.5% due in part to a 10.0% fall in the realised price to A$44.05 from A$48.48 per barrel.

LPG

LPG production was 66,600 tonnes, 2.6% below the 2002 third quarter. Sales volumes increased 4.6% due to the timing of liftings and sales revenue remained stable at $31.5 million for the quarter.

2. EXPLORATION

Expenditure on wildcat exploration was $20.9 million in the third quarter 2003.

Santos drilled two wildcat wells during the third quarter.

Third Quarter Exploration Activity

Well	Basin/Area	Target	Licence	Santos Interest (%)	Well Status
Chiru 1	Carnarvon Basin	Oil	WA 209P	36.00	P&A
Mangga 1	East Java Basin	Oil/Gas	Sampang PSC	45.00	P&A

In the Carnarvon Basin, Chiru 1 was plugged and abandoned after reaching a depth of 1779 metres.

Mangga 1 spudded on 27 September, 2003 and subsequent to quarter end intersected a 12 metre gas column at the top of the Mundu Formation. As from 15 October 2003 Coastal Indonesia Sampang Ltd (El Paso) had elected to continue operations on a sole risk basis.

Forward Exploration Schedule:

The wells planned to be drilled over the remainder of the year and the first half of 2004 are:

Well	Basin/Area	Target	Resource Range (mmboe) unrisked	Santos Interest	Expected Spud Date (a)
Kinta	Cooper Basin, SWQ (ATP 259 P)	Gas	1 - 5	60.0%	October
Sunnybank	Bowen Basin (ATP 336 P)	Gas	1 - 3	85.0%	November
Korma	Cooper Basin (PPL 151)	Gas	1 - 23	85.0%	November
Torres	South Texas (Frio)	Gas	1 - 4	25.0%	November
Callisto	Cooper Basin, SWQ (ATP 267 P)	Gas/Oil	1 - 3	60.0%	November
Helios	Cooper Basin, SWQ (ATP 259 P)	Gas	1 - 17	78.2%	November
Jeruk	East Java Sampang PSC	Oil	6 – 207	45.0%	November
Hill	Offshore Otway (VIC/P 51)	Oil	3 - 150	80.0%	December
Knight	East Texas (Woodbine)	Gas	3 - 50	30.0%	December
Ajax	Carnarvon (WA-1-P)	Oil	1 - 72	41.73 Sole Risk (net interest 22.56%)	December
Corsair	Cooper Basin, SWQ (ATP 259 P)	Gas	1 - 6	78.2%	December
Pohon	Kutei Basin (Popodi PSC)	Oil/Gas	4 - 220	20.0%	1Q 04
Amrit	Offshore Otway (VIC/P 52)	Oil	10 - 730	33.3%	1Q 04
Stilton	Cooper Basin, SWQ (ATP 259 P)	Gas	1 - 10	60.1%	1Q 04
Hebe	Cooper Basin, SWQ (ATP 259 P)	Gas	1 – 10	78.2%	1Q 04
Callister	Offshore Otway (VIC/P 51)	Gas/ Oil	4 - 163	80.0%	1H 04

(a) Dependent on rig availability and necessary approvals.

3. DELINEATION AND DEVELOPMENT

Delineation and development expenditure was $148.9 million in the third quarter of 2003.

Delineation Activity

In the United States, Poole 2 & 3 were connected to sales in August 2003 peaking at 8.3 million standard cubic feet of gas per day (MMscfg/d) and flowing at 5.7 MMscfg/d at the end of the quarter. Katzfey 1 was completed as a gas producer during the quarter and is scheduled to come online in the fourth quarter.

Interpretation of the 2D seismic over the Kuda Tasi and Jahal fields in the Timor Sea continued over the period and an appraisal well will be drilled in the Kuda Tasi field in the fourth quarter.

Development Activity

In the Carnarvon Basin work on the Mutineer-Exeter (Santos interest 33.4%) project continued with expenditure including development planning, initial commitments to long lead items and project management activities leading up to project sanction. Subsequent to the end of the quarter, Santos and its joint venturers gave formal approval for the development of the Mutineer-Exeter oil fields.

In the Timor Sea work continued on the Bayu-Undan gas recycle project (Santos interest 10.6%). During the quarter the Drilling Production and Processing (DPP) platform was floated-over from Korea and installed on site and the Floating Storage Offtake was completed and successfully underwent gas trials before being delivered to the Joint Venture. Offshore hook-up and commissioning commenced with progress in line with first gas for commissioning by year-end. Drilling and well completion work was finished with four wells capable of delivering approximately 700 MMscfg/d, significantly in excess of the planned 550 MMscfg/d. First production remains on schedule for April 2004.

Site activities for the Darwin Liquefied Natural Gas (LNG) plant commenced. The first shipment of pipe for coating for the Bayu-Darwin pipeline occurred during the quarter.

In the Cooper Basin, three gas development wells were cased and suspended as future gas producers and 14 wells were brought on line. Five oil wells were cased and suspended as future oil producers and nine oil wells were brought on line.

Development of the Minerva gas plant and facilities continued during the first part of the quarter. Construction was interrupted due to a contractual dispute between the operator BHPP and the main contractor. Construction is expected to recommence in the fourth quarter of 2003 utilising a new contractor. In the Gippsland Basin work continued on the Sole development, comprising engineering studies and procurement of long lead items.

In East Java commercialisation of the Oyong and Maleo projects continued with the final investment decision for both fields expected to occur in the first quarter of 2004. First gas for both projects is anticipated to be in the second half of 2005.

In the United States Goldsberry 1 was initially brought online at 0.4 MMscfg/d and 2.0 MMscfg/d after successful fracture stimulation. Completion operations on the Goldsberry 2 were underway at the end of the quarter, resulting in a

sales rate of 3.0 MMscfg/d. Likewise, drilling operations on the Petru 1 were underway at the end of the quarter, at a depth of 3,475 metres (11,400 feet) with a proposed total depth of 4877 metres (16,000 feet).

4. ACREAGE AWARDS/BUSINESS DEVELOPMENT

Gas Contracts/Acquisitions/Divestments

In the Carnarvon Basin the East Spar Joint venture signed a sales gas contract with Alinta Ltd to supply up to 90 PJ of gas from the East Spar Gas Field ending in 2015.

In the Cooper Basin, Pasminco agreed to purchase up to a total of 15 PJ of gas from South-West Queensland producers. Supplies under the new contract commenced in late July and will continue until the end of 2006.

Santos increased its interest in the Stag oil field and acquired new exploration acreage in the Carnarvon Basin through an agreement to acquire Globex Far East Pty Ltd (Globex) a wholly owned subsidiary of Marathon Oil Company. As a result of the acquisition Santos' interest in the Stag field increases from 54.166% to 66.667% effective 1 July 2003. Although the effective date of the acquisition was 1 July 2003, this report does not take into account this additional equity and additional production from the Stag field. The acquisition is expected to increase Santo's share of estimated oil production from Stag in 2003 by 300,000 barrels, which will be recorded in the fourth quarter report.

A long-term gas contract with TXU Australia to purchase up to a maximum 493 PJ of gas over a 12 year period from the Casino field, in the Otway Basin, was signed during September. The contract is conditional on the results of Casino 3 which is currently drilling.

Santos acquired Coveyork Pty Ltd from Genting Oil & Gas. Coveyork's sole petroleum interest was a 100% equity interest in exploration permit WA-274-P located in the Browse Basin.

On 3 September 2003 Santos sold 2,900,000 shares in Oil Company of Australia Ltd at $4.25 per share pursuant to a Pre-bid Acceptance Agreement and on 15 September 2003 Santos accepted the off-market take-over offer by Origin Energy Ltd of $4.25 per share for the remaining 11,793,140 shares it held in Oil Company of Australia Ltd.

During the quarter, SUSAC sold the Papalote Field (San Patricio and Bee Counties, Onshore Texas). The sale covered 14 outside operated wells and associated acreage from the Esenjay property inventory, in an area considered non-core to SUSAC's strategic focus.

Acreage activities

Permit	Basin	Comment
North Bali PSC	East Java Basin	Gazettal award
T35/P	Sorell Basin	Gazettal award
VIC/P55	Gippsland Basin	Gazettal award
NT/P67	Bonaparte Basin	Gazettal award
Dominion Woodbine Project	Onshore Gulf of Mexico	Increased net acreage (3,000 acres)
ATP 685P	Bowen Basin	Farmout of 50% interest
WA-282-P	Browse Basin	Gazettal relinquishment
WA-283-P	Browse Basin	Gazettal relinquishment

5. HEDGING

The table below details the hedge position as at 10th October 2003.

FORWARD HEDGING - As at 10th October 2003		
	2003	2004 & Beyond
Petroleum Liquids		
Swaps (Mmboe)	0.81	1.8
Avg. price US$/bbl	24.96	26.48
US Natural Gas		
Collars (Mmbtu)	414,000	
Avg. price-floor/cap (US$/mmbtu)	3.25/4.00	
Currency		
Bayu Undan (US$m)		168
Avg. Exch. rate		0.5629
Other Currency Hedging (US$m)	16	42
Avg. exchange rate	0.6534/ 0.6668	0.7963

2003 Third Quarter Activities Report					
	Quarter Ended				
	2003	2003	2002	YTD 2003	YTD 2002
	Sept	June	Sept	Sept	Sept
Sales Gas and Ethane (PJ)					
Cooper Basin	42.0	39.1	45.0	116.6	123.8
Surat/Denison	3.4	3.7	2.9	10.9	8.5
Amadeus	2.9	2.9	2.5	8.7	8.2
Otway	3.7	4.0	3.2	11.1	8.0
Gippsland- Patricia Baleen	0.7	0.6	0.0	1.3	0.0
East Spar	4.1	4.6	5.4	13.6	15.8
USA	2.7	3.2	2.7	8.7	7.4
Total Production	**59.5**	**58.1**	**61.7**	**170.9**	**171.7**
Total Sales Volume	**64.1**	**59.0**	**63.0**	**175.5**	**171.3**
Total Sales Revenue	**196.1**	**193.5**	**183.9**	**554.1**	**493.2**
Crude Oil (000's bbls)					
Cooper Basin	780.7	667.9	752.9	2067.3	2244.7
Surat/Denison	25.0	18.7	14.8	64.2	76.9
Amadeus	61.6	70.8	75.0	200.7	216.9
Elang/Kakatua	101.8	110.3	140.7	324.4	429.6
Jabiru/Challis	69.4	66.3	53.6	199.6	197.2
Legendre	735.9	469.1	658.4	1765.6	1975.5
Thevenard	180.6	168.3	230.8	535.7	704.2
Barrow	247.4	237.6	261.4	724.5	771.3
Stag	562.7	603.6	799.1	1773.5	2152.7
Airle	0.0	0.0	0.0	0.0	0.5
SE Gobe	92.0	95.5	110.6	290.5	319.9
USA	52.9	61.4	42.8	159.1	155.7
Total Production	**2910.0**	**2569.5**	**3140.1**	**8105.1**	**9245.1**
Total Sales Volume	**2872.9**	**2721.3**	**3045.5**	**7898.4**	**9093.2**
Oil Price (Avg $A/bbl)	*42.78*	*41.30*	*48.60*	*44.41*	*43.14*
Total Sales Revenue	**122.9**	**112.4**	**148.0**	**350.8**	**392.3**
Condensate (000's bbls)					
Cooper Basin	562.6	508.4	545.6	1584.4	1681.4
Surat/Denison	6.2	2.5	2.7	9.7	11.9
Otway	16.5	22.6	29.5	64.1	79.7
East Spar	200.0	220.4	268.1	661.8	806.1
USA	6.1	4.4	5.2	14.3	33.4
Total Production	**791.4**	**758.3**	**851.1**	**2334.3**	**2612.5**
Total Sales Volume	**814.9**	**656.8**	**857.5**	**2312.5**	**2557.3**
Total Sales Revenue	**35.9**	**25.7**	**42.0**	**109.1**	**109.0**
LPG (000 t)					
Cooper Basin	66.6	61.8	67.8	182.9	188.9
Surat/Denison	0.0	0.0	0.6	0.0	2.3
Total Production	**66.6**	**61.8**	**68.4**	**182.9**	**191.2**
Total Sales Volume	**72.9**	**43.8**	**69.7**	**185.6**	**188.0**
Total Sales Revenue	**31.5**	**15.7**	**31.5**	**88.5**	**84.0**
TOTAL					
Production (mmboe)	**14.4**	**13.8**	**15.2**	**41.2**	**42.8**
Sales Volume (mmboe)	**15.3**	**13.8**	**15.3**	**41.8**	**42.5**
Sales Revenue ($Am)	**386.4**	**347.3**	**405.4**	**1102.5**	**1078.5**

2003 Third Quarter Activities Report	Quarter Ended			Year to Date	
	2003	2003	2002	YTD 2003	YTD 2002
	Sept	June	Sept	Sept	Sept
Exploration					
Australia	7.0	10.2	19.0	27.5	46.0
Overseas	13.9	28.0	13.5	54.6	41.8
Delineation					
Australia	12.4	5.5	16.0	25.4	42.6
Overseas	8.9	3.0	10.7	12.0	15.2
Development (1)					
Australia	118.2	143.7	115.9	351.9	347.0
Overseas	9.4	13.2	13.9	31.8	33.6
Total Explor & Dev Exp	**169.8**	**203.6**	**189.0**	**503.2**	**526.2**
(1) Includes construction and fixed assets expenditure					
ABBREVIATIONS					
PJ	= petajoules				
bbls	= barrels				
t	= tonnes				
boe	= barrels of oil equivalent				
mmboe	= million barrels of oil equivalent				
P&A	= plugged and abandoned				
P&S	= plugged and suspended				
C&S	= cased and suspended				
btu	= British Thermal units				
CONVERSIONS					
Sales Gas & Ethane, 1 PJ:	= 171.937 boe x 10^3				
Crude Oil, 1 barrel:	= 1 boe				
Condensate (Naphtha), 1 barrel:	= 0.935 boe				
LPG, 1 tonne:	= 8.458 boe				